UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number)

Sharlyn C. Heslam
Berkshire Partners LLC
200 Clarendon Street, 35th Floor
Boston, MA 02116
(617) 227-0050

with a copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
1 Battery Park Plaza
New York, NY 10004
(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☑

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,520,576 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,520,576 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,576 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2% * †
14	Type of Reporting Person OO

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,520,576 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,520,576 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,520,576 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,740,555 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,740,555 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,555 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7% * †
14	Type of Reporting Person IA

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,780,021 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,780,021 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,021 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.5% * †
14	Type of Reporting Person IA

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Berkshire Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,200,531 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,200,531 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,531 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Berkshire Fund VIII-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 498,830 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 498,830 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 498,830 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,078,503 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,078,503 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,503 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,412 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,412 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Stockbridge Master Fund (OS), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 187,154 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 187,154 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,154 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5% * †
14	Type of Reporting Person PN

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,214 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,214 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,214 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% * †
14	Type of Reporting Person OO

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,980 †
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,980 †
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,980 †
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% * †
14	Type of Reporting Person OO

†	As of March 25, 2016. See Item 5.
*	Percentage calculations are based on the number of shares of Common Stock outstanding as of March 1, 2016, as reported in the Issuer's Prospectus Supplement dated March 21, 2016.

EXPLANATORY NOTE
This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed on February 9, 2016 (as amended, the  "Schedule 13D") and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners Holdings LLC ("BPH"), BPSP, L.P., ("BPSP"), Berkshire Partners LLC ("BP"), Stockbridge Partners LLC ("SP"), Berkshire Fund VIII, L.P. ("BF VIII"), Berkshire Fund VIII-A, L.P. ("BF VIII-A"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Master Fund (OS), L.P. ("SOS"), Berkshire Investors IV LLC ("BI IV") and Berkshire Investors III LLC ("BI III"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D
Certain of the Reporting Persons filed a statement on Schedule 13G on September 27, 2013, as amended on February 14, 2014 and February 17, 2015 with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.
Items 4, 5(a)-(c) and 7 of the Schedule 13D are amended in their entirety as follows:
Item 4.  Purpose of Transaction.
The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's management and board of directors concerning options for enhancing shareholder value and other matters relating to the business and affairs of the Issuer, including discussions relating to the composition of the Issuer's board of directors. On February 24, 2016, the Issuer announced that Messrs. Christopher J. Hadley and Anil Seetharam, each a managing director of certain of the Reporting Persons, were nominated by the Issuer for election to the Issuer's board of directors at the Issuer's 2016 annual meeting of shareholders, which is expected to be held on June 1, 2016.  The Reporting Persons may also engage with the Issuer on a review of its strategic activities, assessment of its organization, management of its balance sheet and the pursuit of other corporate transactions. In addition, such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D. The Reporting Persons intend to review their investment in the Issuer continually.
Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may, at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement.
The filing of this Statement is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.
Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of SEC Schedule 13D under the Act, as amended.
Item 5.  Interest in Securities of the Issuer.
(a) and (b)
BF VIII holds 1,200,531 shares of the Issuer's Common Stock. Accordingly, BF VIII has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII, 8BA may be deemed to beneficially own 1,200,531 shares of Common Stock held by BF VIII. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII.

BF VIII-A holds 498,830 shares of the Issuer's Common Stock. Accordingly, BF VIII-A has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF VIII-A, 8BA may be deemed to beneficially own 498,830 shares of Common Stock held by BF VIII-A. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII-A.
BP is the registered investment adviser of BF VIII and BF VIII-A. Collectively, BF VIII and BF VIII-A directly hold 1,699,361 shares of Common Stock. Based on the two preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by BF VIII and BF VIII-A. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF VIII and BF VIII-A.
BI III holds 21,214 shares of the Issuer's Common Stock. Accordingly, BI III has voting power and dispositive power with respect to such shares of Common Stock. BI III may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BI IV holds 19,980 shares of the Issuer's Common Stock. Accordingly, BI IV has voting power and dispositive power with respect to such shares of Common Stock. BI IV may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BP, as the registered investment adviser of BI III and BI IV, may be deemed to beneficially own the 41,194 shares of Common Stock held by BI III and BI IV, collectively. Accordingly, BP has voting and dispositive power with respect to such shares of Common Stock.
SF holds 2,078,503 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 2,078,503 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.
SARF holds 6,412 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 6,412 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.
SOS holds 187,154 shares of Common Stock. Accordingly, SOS has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SOS, SA may be deemed to beneficially own 187,154 shares of Common Stock held by SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SOS.
SP holds 507,952 shares of the Issuer's Common Stock on behalf of certain other accounts and, as the registered investment adviser of SF, SARF and SOS, may be deemed to beneficially own the 2,780,021 shares of Common Stock held by SF, SARF and SOS, collectively. Accordingly, SP has voting and dispositive power with respect to such shares of Common Stock.
BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of common stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of common stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 8BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.

By virtue of their positions as managing members of BPH, BPSP, BP, SP, 8BA and SA, certain of the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BF VIII, BF VIII‑A, BI III, BI IV, SF, SARF, SOS and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
Pursuant to the Company's Prospectus Supplement dated March 21, 2016, there were 37,069,241 shares of Common Stock issued and outstanding as of March 1, 2016. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 12.2% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:
i.	BPH beneficially owns 12.2% of the Issuer's Common Stock.
ii.	BPSP beneficially owns 12.2% of the Issuer's Common Stock.
iii.	BP beneficially owns 4.7% of the Issuer's Common Stock.
iv.	SP beneficially owns 7.5% of the Issuer's Common Stock.
v.	BF VIII beneficially owns 3.2% of the Issuer's Common Stock.
vi.	BF VIII-A beneficially owns 1.3% of the Issuer's Common Stock.
vii.	SF beneficially owns 5.6% of the Issuer's Common Stock.
viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.
ix.	SOS beneficially owns 0.5% of the Issuer's Common Stock.
x.	BI III beneficially owns 0.1% of the Issuer's Common Stock.
xi.	BI IV beneficially owns 0.1% of the Issuer's Common Stock.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. BP, BF VIII, BF VIII-A and 8BA acknowledge that they are part of a "group" for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BI IV, BI III, SF, SARF, SOS, SP or SA are a part of a group, or have agreed to act as a part of a group.
(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days except for those previously reported on Schedule 13D, are set forth below:
Reporting Person	Date	Price per Share*	Number of Shares Purchased / (Sold)*

BF VIII	3/22/2016	$38.8485	103,568
BF VIII-A	3/22/2016	$38.8485	43,034
SF	3/22/2016	$38.8485	113,895
SARF	3/22/2016	$38.8485	38
BI IV	3/22/2016	$38.8485	1,620
BI III	3/22/2016	$38.8485	1,778
SP	3/22/2016	$38.8485	36,067
BF VIII	3/23/2016	$39.1199	72,648
BF VIII-A	3/23/2016	$39.1199	30,186
SF	3/23/2016	$39.1199	51,018
SARF	3/23/2016	$39.1199	17
BI IV	3/23/2016	$39.1199	1,135
BI III	3/23/2016	$39.1199	1,246
SP	3/23/2016	$39.1199	16,310
BF VIII	3/24/2016	$39.0159	138,096
BF VIII-A	3/24/2016	$39.0159	57,379
BI IV	3/24/2016	$39.0159	2,153
BI III	3/24/2016	$39.0159	2,372

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price.

Item 7.  Material to be Filed as Exhibits.
Exhibit A                          Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2016
BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P., its managing member

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P., its managing member

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Mattress Firm Holding Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:  March 28, 2016
BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P., its managing member

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P., its managing member

By:	Berkshire Partners Holdings LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

SK 28963 0001 7093150